

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

August 25, 2010

Thomas Mills
Chief Executive Officer
AMP Productions, LTD
1440-3044 Bloor Street West
Toronto, Ontario M8X 2Y8

Re: **AMP Productions, LTD.**
Preliminary Schedule 14C Information Statement
Filed July 30, 2010
File No. 000-51824

Dear Mr. Mills:

    We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        John Dana Brown
                        Attorney-Advisor